EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Determination of earnings:
Income (loss) from operations	$(61,467)	$(74,341)	$(37,975)	$(60,027)	$(60,380)	$(69,487)
Add:
Fixed charges	4,033	5,971	2,994	2,849	1,760	606

Earnings, as adjusted	$(57,434)	$(68,370)	$(34,981)	$(57,178)	$(58,620)	$(68,881)

Fixed charges:

Interest expense	3,704	5,591	2,664	2,553	1,526	385

Amortization of capitalized expenses related to indebtedness	78	89	66	73	12	—

Portion of rent representative of the interest factor(1)	251	291.06	264	223	222	221

Fixed charges	4,033	5,971	2,994	2,849	1,760	606

Preferred stock dividends (no dividends paid)	—	—	—	604	5,341	5,188
Ratio of earnings to fixed charged	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$(61,467)	$(74,341)	$(37,975)	$(60,631)	$(65,721)	$(74,675)

* Less than one to one coverage

(1) Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $760,000, $882,000 $799,006, $677,000, $673,000 and $670,000, for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004 respectively.